HIVE BLOCKCHAIN TECHNOLOGIES LTD.

April 8, 2020

HIVE Blockchain Completes Acquisition of 30 MW Cryptocurrency
Operation in Canada

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (the “Company” or “HIVE”) is pleased to announce that it has completed its previously announced acquisition (the “Acquisition”) of a dedicated cryptocurrency mining operation with access to 30 megawatts (“MW”) of low cost green power at a leased facility located in Lachute, Quebec (the “Facility”) from Cryptologic Corp. (“Cryptologic”).

The purchase price of approximately C$4.0 million was satisfied through C$1,000,000 in cash, being the cash portion of the purchase price, C$956,230.60 representing the estimated closing working capital comprised substantially of prepaid and deposits less a holdback amount and the issuance of 15,000,000 common shares (“HIVE Shares”) to Cryptologic at a deemed price of C$0.20 per HIVE Share. In addition, HIVE will invest at least C$3.0 million in new cryptocurrency mining equipment for the Facility. Cryptologic now owns approximately 4% of HIVE’s basic common shares, with the HIVE Shares subject to customary resale and transfer restrictions.

“We’re extremely pleased to have completed the acquisition of this Facility,” said Frank Holmes, Interim Executive Chairman of HIVE. “Multiple factors make Quebec a very attractive location for us including geographic diversification and competitive costs for green energy, skilled labour and taxes.

“The acquisition provides us direct control of our destiny, including significant capacity for expansion and flexibility for our future operations. To that end, we have exercised an option to extend the term of the Facility lease to November 2025, and we plan to invest in next generation SHA-256 miners to increase the operating efficiency of the Facility and prepare it for the upcoming halving of Bitcoin rewards. Additionally, we are currently investigating the potential to host third-party miners to maximize utilization of the Facility’s power capacity.

“We also want to extend our appreciation to the Board of Cryptologic, who have expressed confidence in the vision and direction of HIVE by becoming a significant shareholder. Additionally, we also appreciate the cooperation of Cryptologic’s Chief Operating Officer, Paul Leggett and VP Finance, Joshua Lebovic, who have helped facilitate a smooth transition during the challenging period that the world is experiencing related to COVID-19.”

The fully operational Facility features electricity costs of approximately US$0.04/kWh and its primary assets include 30 MW of HVAC and electrical infrastructure that is unique to cryptocurrency mining, triple redundancy systems for power and internet connectivity, operational staff, and approximately 14,000 Bitmain S9 miners that are currently installed, which provide about 173 Petahashes of SHA 256 Bitcoin mining computing power and utilize a portion of the Facility’s power capacity. Due to the Facility’s low electricity costs, these miners generate positive gross mining marginsi under current market conditions. However, the value of the Acquisition is based primarily on the Facility’s power capacity and cryptocurrency mining assets. The Acquisition will more than double HIVE’s total available power capacity globally to approximately 50 MW, placing it among the largest of any publicly-listed cryptocurrency miner, and provide significant diversification to the Company’s business both geographically and by blockchain network.

HIVE is currently one of the world’s largest public miners on the Ethereum blockchain and this acquisition places HIVE among the world’s larger publicly-listed miners of Bitcoin. The newly acquired Bitcoin mining facility in Quebec diversifies the Company’s existing portfolio, which includes a facility in Sweden that comprises the bulk of HIVE’s Ethereum-focused GPU mining operations and a smaller Ethereum-focused mining facility in Iceland. As announced recently, HIVE is planning to expand its operation in Sweden to increase its mining capacity by approximately 20% over the next two quarters.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art GPU-based digital currency mining facilities in Iceland and Sweden, which produce newly minted digital currencies like Ethereum continuously. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a growing portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release about future plans and objectives of the Company, are forward-looking information, including the benefits of the Acquisition, the lease extension, the planned acquisition of SHA-256 miners and the potential hosting of third party miners; and the intentions, plans and future actions of the Company, as well as the Company’s ability to successfully mine digital currency, the construction and operation of expanded blockchain infrastructure, and the regulatory environment of cryptocurrency in the United States and other jurisdictions where the Company may operate.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the Acquisition may not have a positive impact on HIVE’s revenues, or gross mining margin; the operation of the acquired assets may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2019, and other documents disclosed under the Company’s filings at www.sedar.com. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward -looking information other than as required by law.

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i Gross mining margin equates to income from digital mining less operating and maintenance costs and is a non-IFRS measure